SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005,

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Table of Contents

Press Release of 16 August, 2005 – Results for the Six Months Ended July 1, 2005 (US GAAP)

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

RESULTS FOR THE SIX MONTHS ENDED JULY 1, 2005 (US GAAP)

HIGHLIGHTS FOR THE HALF YEAR

•                  Volume of 743 million unit cases, 9% ahead of the same period in 2004;

•                  Operating profit of €229.9 million versus €219.3 million,5% ahead of the prior year;

•                  Net income of €151.8 million versus €150.8 million, a 1% increase compared to the same period in 2004.

SECOND QUARTER HIGHLIGHTS

•                  Volume of 433 million unit cases, 14% ahead of the same period in 2004;

•                  Operating profit of €183.1 million versus €176.7 million, 4% ahead of the same period in 2004;

•                  A net income of €138.8 million from net income €139.9 million in the same period in 2004.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“Our performance during the second quarter was characterized by robust organic volume growth and the successful execution of our innovation plans. Core CSDs posted high single digit growth, and non-CSDs continued to grow by double digits across all categories. Despite higher raw material costs and limited pricing initiatives in some markets, supply chain efficiencies enabled us to sustain our margins at the same level as the first half of last year. The integration of our newly acquired businesses, including Multon in Russia, is progressing well and with the growth momentum of the first half continuing into July, we look to the rest of the year with continued confidence and accordingly update our 2005 guidance for our total business.”

August 16, 2005

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RESULTS FOR THE SIX MONTHS ENDED JULY 1, 2005 (US GAAP)

Coca-Cola HBC (“the Company”) is one of the world’s largest bottlers of products of The Coca-Cola Company (“TCCC”) and has operations in 26 countries serving a population of more than 500 million people.  The Company shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of US generally accepted accounting principles (“US GAAP”). The Company also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on its website: www.coca-colahbc.com.

INQUIRIES:

Company contact:
Coca-Cola HBC
Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchbc.com

George Toulantas Investor Relations Associate	Tel: +30 210 618 3255 e-mail: george.toulantas@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European press contact: FD Greece Alastair Hetherington	Tel: +30 210 725 8194 e-mail: alastair.hetherington@fd.com

US press contact: FD US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

CONFERENCE CALL:

The Company will host a conference call with financial analysts to discuss the 2005 second quarter results on August 16, 2005 at 4:00 pm, Athens time (2:00 pm London time, 9:00 am New York time). Interested parties can access the live, audio webcast of the calls through the Company’s website (www.coca-colahbc.com).

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy and the effects of our recent acquisitions on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Six Months Ended
	July 1, 2005	July 2, 2004
	(Euro in millions, except per share data)

Net sales revenue	€2,237.4	€2,049.2
Cost of goods sold	(1,323.1)	(1,209.8)
Gross profit	914.3	839.4

Selling, delivery and administrative expenses	(684.4)	(620.1)
Operating profit	229.9	219.3

Interest expense	(28.7)	(29.3)
Interest income	1.3	3.5
Other income	4.0	2.5
Other expenses	(3.0)	(0.5)
Income before income taxes	203.5	195.5

Income tax expense	(54.2)	(39.6)
Share of income of equity method investees	6.2	1.6
Minority interests	(3.7)	(6.7)
Net income	€151.8	€150.8

Basic net income per share (in Euro):	€0.64	€0.64
Diluted net income per share (in Euro):	€0.63	€0.63

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Three Months Ended
	July 1, 2005	July 2, 2004
	(Euro in millions, except per share data)

Net sales revenue	€1,317.7	€1,171.9
Cost of goods sold	(761.7)	(676.4)
Gross profit	556.0	495.5

Selling, delivery and administrative expenses	(372.9)	(318.8)
Operating profit	183.1	176.7

Interest expense	(15.2)	(14.1)
Interest income	0.7	0.9
Other income	2.0	(1.9)
Other expenses	—	(0.1)
Income before income taxes	170.6	161.5

Income tax expense	(36.4)	(20.1)
Share of income of equity method investees	7.4	1.7
Minority interests	(2.8)	(3.2)
Net income	€138.8	€139.9

Basic net income per share (in Euro):	€0.58	€0.59
Diluted net income per share (in Euro):	€0.58	€0.59

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	July 1, 2005	December 31, 2004
	(Euro in millions)
Assets
Current assets:
Cash and cash equivalents	€73.7	€31.3
Trade accounts receivable, less allowance of €32.4m in 2005 and €31.8m in 2004	681.5	507.8
Inventories	402.1	327.5
Receivables from related parties	52.3	59.2
Taxes receivable	20.7	22.0
Deferred income taxes	53.6	50.5
Prepaid expenses	85.6	47.7
Derivative assets	11.3	8.2
Other current assets	52.1	42.3
Total current assets	1,432.9	1,096.5

Property, plant and equipment:
Land	99.1	100.9
Buildings	761.2	727.8
Returnable containers	273.7	246.9
Production and other equipment	2,309.9	2,107.2
	3,443.9	3,182.8
Less accumulated depreciation	(1,437.1)	(1,266.2)
	2,006.8	1,916.6
Construction in progress	108.3	55.8
Advances for equipment purchases	20.2	25.1
	2,135.3	1,997.5

Investments in equity method investees	265.0	60.5
Deferred income taxes	15.2	9.0
Other tangible non-current assets	87.5	61.3
Franchise rights	1,991.4	1,987.4
Goodwill and other intangible assets	781.4	767.1
Total assets	€6,708.7	€5,979.3

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	July 1, 2005	December 31, 2004
	(Euro in millions)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€268.4	€76.0
Accounts payable	230.2	190.4
Accrued expenses	534.6	363.8
Amounts payable to related parties	155.7	94.7
Deposit liabilities	160.3	142.0
Income taxes payable	107.4	84.9
Deferred income taxes	4.4	3.2
Derivative liabilities	2.9	6.2
Current portion of long-term debt	253.2	—
Current portion of capital lease obligations	17.1	15.0
Total current liabilities	1,734.2	976.2

Long-term debt, less current portion	1,307.0	1,424.6
Capital lease obligations, less current portion	41.2	32.5
Cross currency swap payables relating to borrowings	56.4	143.1
Deferred income taxes	661.5	645.3
Employee benefit obligations and other long term liabilities	136.3	133.2
Total long-term liabilities	2,202.4	2,378.7

Minority interests	62.5	63.4

Shareholders’ equity:
Ordinary shares, € 0.50 par value: 238,260,129 shares (2004: 238,260,129) authorized, issued and outstanding	119.1	119.1
Additional paid-in capital	1,657.7	1,657.8
Deferred compensation	(0.7)	(0.9)
Retained earnings	801.9	716.8
Accumulated other comprehensive income	131.6	68.2
Total shareholders’ equity	2,709.6	2,561.0
Total liabilities and shareholders’ equity	€6,708.7	€5,979.3

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows – unaudited

(Prepared in accordance with US GAAP)

	Six Months Ended
	July 1, 2005	July 2, 2004
	(Euro in millions)
Operating activities
Net income	€151.8	€150.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	147.0	134.4
Deferred income taxes	(0.4)	(14.9)
Gains on disposal of non-current assets	(0.2)	(2.4)
Minority interests	3.7	6.7
Share of income of equity method investees	(6.2)	(1.6)
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other operating assets	(175.6)	(115.1)
Inventories	(62.3)	(88.5)
Accounts payable and accrued expenses	173.9	132.1

Net cash provided by operating activities	231.7	201.5

Investing activities
Purchases of property, plant and equipment	(172.5)	(170.5)
Proceeds from disposals of property, plant and equipment	8.4	6.4
Cash payments for acquisitions, net of cash acquired	(187.9)	(2.1)
Proceeds from sale of trademarks	2.6	—
Net proceeds from sale of investments and other assets	0.2	6.0
Net cash used in investing activities	(349.2)	(160.2)

Financing activities
Proceeds from issuance of debt	324.7	131.8
Payments on debt	(152.7)	(117.7)
Return of capital to shareholders
Payments on capital lease obligations	(8.1)	(5.7)
Return of capital to shareholders	—	(0.4)
Dividends paid	(5.4)	(52.2)
Net cash provided by (used in) financing activities	158.5	(44.2)

Effect of exchange rates on cash	1.4	1.8
Net increase (decrease) in cash and cash equivalents	42.4	(1.1)

Cash and cash equivalents at beginning of year	31.3	35.5
Cash and cash equivalents at end of period	€73.7	€34.4

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity – unaudited

(Prepared in accordance with US GAAP)

						Accumulated
	Ordinary Shares		Additional			Other
	Number		Paid-in	Deferred	Retained	Comprehensive
	of Shares	Amount	Capital	Compensation	Earnings	Income	Total
	(millions)	(Euro in millions)

As at December 31, 2003	236.9	118.5	1,639.2	(0.9)	492.1	7.4	2,256.3
Net income for six months ended July 2, 2004	—	—	—	—	150.8	—	150.8
Currency translation adjustment, net of applicable income taxes of €5.3m	—	—	—	—	—	60.9	60.9
Change in minimum pension liability, net of applicable income taxes of €0.2m	—	—	—	—	—	(0.4)	(0.4)
Change in fair value of derivatives, net of applicable income taxes of €1.4m	—	—	—	—	—	(4.1)	(4.1)
Unrealised gain on available-for-sale investments, net of applicable income taxes of €0.0m	—	—	—	—	—	(0.1)	(0.1)

Comprehensive income							207.1
Net movements in shares for equity Compensation	—	—	(0.1)	0.1	—	—	—
Cash dividends (€0.20 per share)	—	—	—	—	(47.4)	—	(47.4)
As at July 2, 2004	236.9	€118.5	€1,639.1	€(0.8)	€595.5	€63.7	€2,416.0

Net income for six months ended December 31, 2004	—	—	—	—	121.3	—	121.3
Currency translation adjustment, net of applicable income taxes of €2.9m	—	—	—	—	—	7.6	7.6
Change in minimum pension liability, net of applicable income taxes of €0.5m	—	—	—	—	—	(3.0)	(3.0)
Unrealised gain on available-for-sale investments, net of applicable income taxes of €0.1m	—	—	—	—	—	0.3	0.3
Change in fair value of derivatives, net of applicable income taxes of € (0.8m)	—	—	—	—	—	(7.3)	(7.3)
Losses on derivatives reclassified into earnings from other comprehensive income, net of applicable taxes of €0.7m	—	—	—	—	—	6.9	6.9

Comprehensive income							125.8
Shares issued to employees exercising stock options	1.4	0.6	18.7	(0.1)	—	—	19.2
As at December 31, 2004	238.3	€119.1	€1,657.8	€(0.9)	€716.8	€68.2	€2,561.0

See notes to the consolidated financial statements

						Accumulated
	Ordinary Shares		Additional			Other
	Number		Paid-in	Deferred	Retained	Comprehensive
	of Shares	Amount	Capital	Compensation	Earnings	Income	Total
	(millions)	(Euro in millions)

As at December 31, 2004	238.3	119.1	1,657.8	(0.9)	716.8	68.2	2,561.0

Net income for six months ended July 1, 2005	—	—	—	—	151.8	—	151.8
Currency translation adjustment, net of applicable income taxes of €3.5m	—	—	—	—	—	61.6	61.6
Change in minimum pension liability, net of applicable income taxes of € 0.1m	—	—	—	—	—	(0.2)	(0.2)
Change in fair value of derivatives, net of applicable income taxes of €0.2m	—	—	—	—	—	(0.6)	(0.6)
Unrealised gain on available-for-sale investments, net of applicable income taxes of €0.0m	—	—	—	—	—	0.2	0.2
Losses on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €0.3m	—	—	—	—	—	2.4	2.4

Comprehensive income							215.2

Net movements in shares for equity Compensation	—	—	(0.1)	0.2	—	—	0.1
Cash dividends (€0.28 per share)	—	—	—	—	(66.7)	—	(66.7)
As at July 1, 2005	238.3	€119.1	€1,657.7	€(0.7)	€801.9	€131.6	€2,709.6

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Condensed Notes to Consolidated Financial Statements – unaudited

1.                          BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (“the Company”) have been prepared in accordance with accounting principles generally accepted in the United States.  They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented. Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2004.

2.                          ADOPTION OF NEW ACCOUNTING STANDARDS

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections (“Statement No. 154”), a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Company does not expect the effect of Statement No. 154 will have material impact on its financial statements.

In December 2004, the FASB issued Statement No. 123 (Revised 2004), Share-Based Payment (“Statement No. 123 (R)”). The Statement requires compensation costs related to share based payments to be recognized in the financial statements. Under the Statement, the compensation cost is determined based on the grant date fair value of the equity or liability instrument issued. The Statement is applicable to share based payment transactions excluding employee share purchase plans that meet certain criteria. Statement No. 123 (R) replaces APB Opinion No. 25, Accounting for Stock Issued to Employees. The Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. The effective date for the Company is January 1, 2006. The Company uses the fair value method for disclosure and is therefore required to apply the modified prospective application method. Under this transition method, compensation cost is recognized on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered. For periods before the effective date, the Company may elect to apply the modified version of the retrospective application under which financial statements for the prior periods are adjusted on a basis consistent with the pro forma disclosure required for those periods shown in Note 8. The Company does not expect the effect of Statement No. 123(R) will have material impact on its financial statements.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”) to assist preparers by simplifying some of the implementation challenges of Statement No. 123(R) while enhancing the information that investors receive. SAB No. 107 creates a framework that is based on two overriding themes: (a) considerable judgment will be required by preparers to successfully implement Statement No. 123(R), specifically when valuing employee stock options; and b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB No. 107 include: (a) valuation models – SAB No. 107 reinforces the flexibility allowed by Statement No. 123(R) to choose an option-pricing model that meets the standard’s fair value measurement objective; (b) expected volatility – SAB No. 107 provides guidance on when it would be appropriate to rely exclusively on either historical or implied volatility in estimating expected volatility; and (c) expected term – the new guidance includes examples and some simplified approaches to determining the expected term under certain circumstances. The Company will apply the principles of SAB No. 107 in conjunction with its adoption of Statement No. 123(R).

In November 2004, the FASB issued Statement No. 151, Inventory Costs –an amendment to ARB No. 43, Chapter 4. The Statement requires that abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage) be included in the current period charges, eliminating the option for capitalization. This Statement is effective for inventory costs incurred after January 1, 2006 and is not expected to have a material impact on the Company’s results of operations and financial position.

In December 2004, the FASB issued Statement No. 153, Exchanges of Non-monetary Assets-an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (‘Statement No. 153’). Statement No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. Statement No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement No. 153 is effective for exchanges of non-monetary assets that occur in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Company’s results of operations and financial position.

3.                          INVENTORIES

Inventories consist of the following (in millions):

	July 1, 2005	December 31, 2004

Finished goods	€151.8	€124.1
Raw materials & work in progress	183.0	149.1
Consumables	63.4	53.2
Payments on account	3.9	1.1
	€402.1	€327.5

4.                          RECENT ACQUISITIONS

On April 20, 2005, the Company completed jointly with TCCC the acquisition of the Multon group, a leading juice producer in the Russian Federation. Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands “Rich”, “Nico” and “Dobry”. The total consideration for the acquisition was US$468.4 million (€357.9 million) (excluding acquisition costs), plus the assumption of debt of US$32.7 million (€25.0 million). The Company’s share of the purchase price and debt was US$250.5 million (€191.4 million). The acquisition is a joint venture and will be accounted for using the equity method.

On April 14, 2005, the Company completed the acquisition of a share of the Serbian mineral water company, Vlasinka. The total consideration for the acquisition was €21.6 million (excluding acquisition costs). The Company purchased the operating assets and liabilities at Surdulica in Southern Serbia for €10.8 million, whilst TCCC purchased the mineral water brand “Rosa” for €10.8 million.  At this stage, the acquisition has resulted in the Company recording €8.0 million of goodwill. However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalization of valuations.

On June 2, 2005, the Company completed the acquisition of the Bulgarian mineral water company, Bankya.  The acquisition includes production facilities located just outside of Sofia and the mineral water brand “Bankia”. Total consideration for the acquisition was €10.7 million (excluding acquisition costs), with the assumption of debt of an additional €2.1 million. We have agreed to sell the Bankia trademark to TCCC in due course.  At this stage the acquisition has resulted in the Company recording €2.0 million of goodwill, €6.5 million of trademarks and €0.8 million of water rights. However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalization of valuations.

5.              FRANCHISE RIGHTS, GOODWILL AND OTHER INTANGIBLE ASSETS

Our intangible assets consist mainly of franchise rights related to our bottler’s agreements with TCCC, trademarks and goodwill.

TCCC does not grant perpetual franchise rights outside of the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life. We determine the useful life of our trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regard to the trademark. All the trademarks that we have recorded on our balance sheet have been assigned an indefinite useful life, as they have an established sales history in the applicable region. It is our intention to receive a benefit from them indefinitely, and there is no indication that this will not be the case.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually for impairment. Finite-lived assets are amortized over their estimated useful lives. The following table sets forth the carrying value of intangible assets subject to, and not subject to, amortization (in millions):

	July 1, 2005	December 31, 2004
Intangible assets not subject to amortization
Franchise rights	€1,991.4	€1,987.4
Goodwill	748.1	734.6
Minimum pension liability	2.0	2.0
Trademarks	30.1	29.3
	2,771.6	2,753.3
Intangible assets subject to amortization
Water rights	1.2	1.2
	€2,772.8	€2,754.5

The changes in the carrying amount of goodwill are as follows (in millions):

	Established	Developing	Emerging
	Countries	Countries	Countries	Total

Balance as at December 31, 2004	€596.3	€117.6	€20.7	€734.6
Current period acquisitions	—	—	10.2	10.2
Foreign exchange differences	(0.6)	1.7	2.2	3.3
Balance as at July 1, 2005	€595.7	€119.3	€33.1	€748.1

6.                          SEGMENT INFORMATION

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages.  The Company operates in 26 countries (including our equity investment based in the Former Yugoslav Republic of Macedonia) and its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods.  The Company evaluates performance and allocates resources primarily based on cash operating profit.  Cash operating profit is defined as operating profit before deductions for depreciation and amortization.  Information on the Company’s segments is as follows (in millions):

	Three Months Ended		Six Months Ended
	July 1, 2005	July 2, 2004	July 1, 2005	July 2, 2004
Net sales revenue
Established countries	€659.0	€635.3	€1,162.0	€1,141.8
Developing countries	236.1	196.6	390.8	333.3
Emerging countries	422.6	340.0	684.6	574.1
	1,317.7	1,171.9	2,237.4	2,049.2

Cash operating profit
Established countries	134.9	131.5	204.2	199.8
Developing countries	42.8	41.1	53.9	48.3
Emerging countries	80.6	73.4	118.8	105.6
	258.3	246.0	376.9	353.7

Depreciation
Established countries	(30.6)	(28.8)	(59.6)	(56.6)
Developing countries	(17.3)	(15.6)	(33.9)	(30.3)
Emerging countries	(27.3)	(24.9)	(53.5)	(47.5)
	(75.2)	(69.3)	(147.0)	(134.4)

Operating profit
Established countries	104.3	102.7	144.6	143.2
Developing countries	25.5	25.5	20.0	18.0
Emerging countries	53.3	48.5	65.3	58.1
	183.1	176.7	229.9	219.3

Reconciling items
Interest expense			(28.7)	(29.3)
Interest income			1.3	3.5
Other income			4.0	2.5
Other expense			(3.0)	(0.5)
Income tax expense			(54.2)	(39.6)
Share of income of equity method investees			6.2	1.6
Minority interests			(3.7)	(6.7)
Net income			€151.8	€150.8

	As at
	July 1, 2005	December 31, 2004
Total assets
Established countries	€3,768.4	€3,554.4
Developing countries	1,296.7	1,260.2
Emerging countries	1,641.7	1,172.8
Corporate / intersegment receivables	1.9	(8.1)
	€6,708.7	€5,979.3

7.                          EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	Six Months Ended
	July 1, 2005	July 2, 2004
Numerator
Net income	€151.8	€150.8

Denominator
Basic	238.3	236.9
Dilutive effect of Stock Options	1.2	1.5
Diluted	239.5	238.4

8.                          STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with APB Opinion No 25, Accounting for Stock Issued to Employees.

The fair value of options granted in 2004 was estimated using the binomial option-pricing model. We believe this model more accurately reflects the value of the options versus using the Black-Scholes option-pricing model. Previous years grants continue to be valued using the Black-Scholes model.

The following table (in millions except for earnings per share) illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB No. 123, Accounting for Stock-Based Compensation.

	Six Months Ended
	July 1, 2005	July 2, 2004

Net income	€151.8	€150.8
Add: Stock option employee compensation expense included in net income, net of applicable income tax	—	—
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards, net of applicable income tax	(1.8)	(2.3)

Pro forma net income	€150.0	€148.5

Earnings per share (Euro):
Basic - reported	0.64	0.64
Basic - pro forma	0.63	0.63

Diluted - reported	0.63	0.63
Diluted - pro forma	0.63	0.62

9.                          RESTRUCTURING

During the first six months of 2005, the Company recorded restructuring charges of €3.7 million (full year 2004: €9.3 million) before tax.  The restructuring charges primarily relate to redundancy charges resulting from the initiatives communicated in 2004 to consolidate our manufacturing network by rationalizing sites, relocating manufacturing lines, and streamlining our warehouses. These initiatives focused primarily on the Republic of Ireland and Northern Ireland, Greece and Austria.  The projects are on going, and we expect to incur further changes of approximately €32.0 million over the next two years in relation to these projects.  The charges for 2005 are recorded in selling, delivery and administrative expenses.

The table below summarizes accrued restructuring costs included within accrued expenses and amounts charged against the accrual (in millions):

	July 1, 2005	December 31, 2004
As at beginning of the pseriod	€7.1	€5.4
Arising during the year	3.7	9.3
Utilised during the year	(4.8)	(7.6)
As at end of period	€6.0	€7.1

In addition, accelerated depreciation has been recorded on plant and equipment. The useful lives were reduced as a result of the planned restructuring in the Republic of Ireland and Northern Ireland.  The €3.5 million of charges relating to this change in estimate were recorded mainly in cost of goods sold in 2005. Further charges of approximately €10.2 million are expected to be incurred over the next two years. In December 2004, we recorded impairment charges on equipment of €3.6 million.

10.                   SEASONALITY OF BUSINESS

Operating results for the six months ended July 1, 2005 are not indicative of the results that may be expected for the year ended December 31, 2005 because of business seasonality.  Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

11.                   CONTINGENCIES

The European Commission announced on June 22, 2005 that it had adopted a Commitment Decision concerning the commercial practices of the Coca-Cola system in the European Economic Area as a basis for terminating its investigation over the past five years into various commercial practices of the Coca-Cola system in certain European countries. The Decision is based on an Undertaking that TCCC, CCHBC and other major European bottlers originally filed with the Commission in October 2004, and follows consultation with the European Commission and the National Competition Authorities of the European Union’s Member States. The Undertaking will apply across 27 countries in Europe, in those channels of distribution where the carbonated soft drinks of TCCC account for over 40% of national sales and twice the nearest competitor’s share.

On June 29, 2005, the Greek Competition Authority requested us to provide information regarding our commercial practices as a result of a complaint by a third party regarding our level of compliance with its decision of January 25, 2002. At this time we cannot predict if the Greek Competition Authority will take any further action.

Except for the issues mentioned above, there have been no significant changes in contingencies since December 31, 2004 (as described in the 2004 Annual Report).

12.                   NET DEBT

Net debt consists of the following (in millions):

	July 1, 2005	December 31, 2004

Long-term borrowings	€1,348.2	€1,457.1
Short-term borrowings	538.7	91.0
Cash and cash equivalents	(73.7)	(31.3)
Net debt	€1,813.2	€1,516.8

During the first six months of 2005, we issued €211.0 million of commercial paper under our €1.0 billion global commercial paper program.  Proceeds from the issuance were used mainly to fund the acquisitions of Russian juice maker Multon and the mineral water companies Vlasinka and Bankya in Serbia and Bulgaria respectively.

13.                   PENSIONS

Component of net period benefit cost consist of the following (in millions):

	Six Months Ended
	July 1, 2005	July 2, 2004

Service cost	€9.1	€9.3
Interest cost	8.2	8.6
Expected return on plan assets	(4.5)	(4.2)
Amortization of transition obligations	0.4	0.4
Recognized net actuarial obligation loss/(gain)	1.1	0.5
Amortization of unrecognized past service costs	—	0.1
Curtailment/settlement and terminations	0.9	0.7
	€15.2	€15.4

	Three Months Ended
	July 1, 2005	July 2, 2004

Service cost	€4.6	€4.7
Interest cost	4.1	4.3
Expected return on plan assets	(2.3)	(2.1)
Amortization of transition obligations	0.2	0.2
Recognized net actuarial obligation loss/(gain)	0.7	0.2
Amortization of unrecognized past service costs	—	—
Curtailment/settlement and terminations	0.1	0.4
	€7.4	€7.7

The Company disclosed in its financial statements for the year ended December 31, 2004, that it expects to contribute €7.7 million to its pension plans. As at July 1, 2005, the Company has made contributions of €3.6 million to these plans.

Summary of Significant Differences between US GAAP and

International Financial Reporting Standards (IFRS) – unaudited

The consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States differ in certain respects from IFRS.

The tables below illustrate those differences that have a significant effect on our operating profit and net income in the reported periods:

Reconciliation of operating profit (EBIT)

	Six months	Six months
	1 July 2005	2 July 2004
	€ million	€ million

Operating profit under US GAAP	229.9	219.3

Recognition of previously unrecognized pre-acquisition tax losses (1)	(11.7)	(15.4)
Treatment of joint ventures (2)	8.2	1.8
Amortization of indefinite-lived intangible assets (3)	—	(52.2)
Other	3.0	4.2
Operating profit under IFRS	229.4	157.7

Reconciliation of net income

	Six months	Six months
	1 July 2005	2 July 2004
	€ million	€ million

Net income under US GAAP	151.8	150.8

Amortization of indefinite-lived intangible assets (3)	—	(52.2)
Deferred tax (4)	0.9	(19.8)
Other Net income under IFRS	1.3	4.6
	154.0	83.4

In summary, the significant differences are as follows:

(1).                               In accordance with IAS 12, Income Taxes, when deferred tax assets on losses have not been recognized on acquisition and are subsequently recognized, both deferred tax assets and goodwill are adjusted with corresponding entries to operating expense and taxation in the income statement.  Such a treatment does not occur for US GAAP.

(2).                               CCHBC’s interest in jointly controlled entities, Brewinvest S.A., and from 2005, the Multon group, is accounted for under the equity method of accounting for US GAAP and under the proportional consolidation method of accounting for IFRS.

(3).                               Until December 31, 2004, the Company amortized indefinite-lived intangible assets under IFRS but not under US GAAP. From January 1, 2005, neither IFRS nor US GAAP amortize indefinite-lived intangible assets.

(4).                               The US GAAP treatment of deferred tax is different in a number of respects from IFRS.  In addition, other differences in accounting treatment can have an implication on tax.  For example, under US GAAP a material balance is recorded franchise rights, in comparison to IFRS GAAP.  Deferred tax is applied to this franchise rights balance.  Enacted tax rate changes can therefore have a material effect upon the US GAAP accounts that is not reflected for IFRS.

A full discussion of the differences can be found in the Company’s Annual Report for the year ended December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date:  August 16, 2005